FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2005
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Establishment of Webzen America Inc. subsidiary

2.	Grant of Stock Option by Board Resolution

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	January 20, 2005	By:	/s/ Won Seon Kim

			Name:	WON SEON KIM
			Title:	Chief Financial Officer

Item 1.

Establishment of Webzen America Inc. subsidiary

1.	Subject of Fair Disclosure: Establishment of Webzen America Inc. subsidiary

2.	Content
(1)	Name: Webzen America Inc.
(2)	Representative: Kim, Nam Ju.
(3)	Capital: USD 2,000,000
(4)	Scheduled Date of Establishment: January 24th, 2005 (expected date)
(5)	Purpose of Investment: In order to obtain global recognition beyond the Asia market, and maximize overseas revenue from penetrating into the world’s biggest online game market, America.

3.	Selective Release
(1)	Provider of Information: Management Support Team
(2)	Target Receivers of Information: Institutional and Individual investors, etc.
(3)	(Scheduled) Time and Place of Information Release Date: January 20th 2005, after Fair Disclosure.
(4)	Person Responsible for Disclosure: Management Support Team General Manager Management Lee, Byung Ju

4.	Disclaimer
(1)	The information above is scheduled to be provided to the public after the disclosure on January 20th, 2005.
(2)	This disclosure may be used for investment material, but our company does not have responsibility over it.

Item 2.

Grant of Stock Option by Board Resolution

1. Details Of Grant	Grantees (No.)		45
	Grant Limit		389,100
	Number of Shares Previously Granted	Common Shares	4,000
		Preferred Shares	-
	Number of Shares Granted This Time	Common Shares	118,800
		Preferred Shares	-
	Method of Grant		New Share Issue
	Grant Date		January 20th, 2005
	Date of Board Resolution		January 20th, 2005
	Attendance of Outside Directors	Present (No.)	3
		Absent (No.)	-
	Attendance of Auditors (members of audit committee who are not outside directors)		Absent
2. Terms of Exercise	Exercise Period	From	January 20th, 2008
		To	January 19 th, 2010
	Exercise Price (KRW)	Common Shares	24,100
		Preferred Shares	-
3. Others	1. Grant Limit: The limit is granted by the Board Resolution.

			2. If there is a paid-in capital increase, stock split-up, stock consolidation, stock dividend, etc. after the grant of stock option, and there is a change in stock value, the exercise price and amount can be adjusted according to the grant of stock option. 3. After the grant of stock option, the grant of stock option can be canceled according to a contract
* Date of Relevant Disclosure	-

[Details of Grant by Grantees]
Grantees	Relationship to Company	Number of Shares Granted		Remarks
		Common Shares	Preferred Shares
Kang, Ki Jong	Employee	3,000	-	-
Kang, Chang Sung	Employee	2,000	-	-
Kim, Min Woo	Employee	2,000	-	-
Kim, Young Hwan	Employee	4,000	-	-
Kim, Yong Tae	Employee	2,000	-	-
Kim, Eun Young	Employee	2,000	-	-
Kim, Eung Sun	Employee	2,500	-	-
Kim, Jung Joo	Employee	3,000	-	-
Kim, Joon Hyun	Employee	2,500	-	-
Roh, Chang Kyoon	Employee	3,000	-	-
Park, Ki Mok	Employee	4,200	-	-
Park, Byung Hyun	Employee	2,000	-	-
Park, Byung Ho	Employee	2,000	-	-
Park, Sang Joon	Employee	2,500	-	-
Park, Yoo Shin	Employee	2,400	-	-
Park, Eun Hee	Employee	2,500	-	-
Park, Hwan Yong	Employee	1,800	-	-
Seo, Young Jik	Employee	2,500	-	-

Song, Kyung Soo	Employee	2,000	-	-
Song, Gwee Jung	Employee	1,200	-	-
Song, Ji Won	Employee	1,800	-	-
Shin, Hyun Sup	Employee	1,500	-	-
Ahn, Jung Jin	Employee	3,000	-	-
Yao , Ti En	Subsidiary director	7,000	-	-
Oh, Eun Sung	Employee	1,500	-	-
Woo, Seung Gyoon	Employee	2,000	-	-
Yoon, Il Hwan	Employee	2,000	-	-
Yoon, Tae Joong	Employee	7,000	-	-
Lee, Byung Ju	Employee	2,400	-	-
Lee, Sang Soo	Employee	1,800	-	-
Lee, Sung Taek	Employee	2,500	-	-
Lee, Yong Sang	Employee	2,500	-	-
Lee, Eun Sang	Employee	2,000	-	-
Lee, Jae Chul	Employee	7,000	-	-
Lee, Jung Hoon	Employee	2,000	-	-
Lee, Jun Goo	Employee	2,500	-	-
Jung, Gi Yong	Employee	4,000	-	-
Jung, Sung Hoon	Employee	2,400	-	-
Jung, Young Sup	Employee	1,500	-	-
Cho, Gwu Ha	Employee	1,500	-	-
Choi, Hyun Woo	Employee	3,000	-	-
Han, Sang Joon	Employee	2,500	-	-
Han, Ji Woong	Employee	2,000	-	-
Hong, Sung Min	Employee	1,800	-	-
Hong, In Gyoon	Employee	2,500	-	-